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July 1, 2021

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Box, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A file d by Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Deborah S. Conrad, John R. McCormack, and Xavier D. Williams
Filed June 21, 2021
File No. 001-36805

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 29, 2021 (the “Staff Letter”) with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A filed by Starboard Value LP (together with its affiliates, “Starboard”) on June 21, 2021 (the “Proxy Statement”). We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement

Background to the Solicitation, page 5

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statement that on April 28, 2021 company directors “…expressed that the Board was not interested in having direct representation for common stockholders and was not interested in any meaningful changes at the Company.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 1, 2021

Starboard acknowledges the Staff’s comment and provides the Staff with the following supplemental support for this statement.

During the April 28th conversation, the Company’s directors indicated that the Board was not open to direct Board representation for Starboard, on behalf of common stockholders. They expressed their view that the Company had just concluded its strategic review and was coalescing around the current Board, which included multiple new directors added over the past few years, and that the Board was not looking to make further changes.

In addition, Starboard has revised this statement in the Proxy Statement to clarify that it reflects Starboard’s views regarding the conversation.

2.	Please describe communications between Starboard and the company on May 28, 2021 relating to the previous day’s release of the company’s quarterly earnings results.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement to include the May 28th communication between Starboard and the Company.

Reasons for the Solicitation, page 13

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statement that you “… strongly believe that BOX can … grow faster … than it is today.” (page 18)

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

4.	On a related note, please disclose whether you have any specific plans for the company to grow faster and, if so, describe them.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Proposal No. 1 Election of Directors, page 27

5.	Please revise Ms. Conrad’s and Mr. McCormack’s biography to describe their business experience during the past five years.

Starboard acknowledges the Staff’s comment and respectfully advises the Staff that Ms. Conrad’s and Mr. McCormack’s biographies do describe their business experiences during the past five years. While there may have been minor gaps in each of Ms. Conrad’s and Mr. McCormack’s principal employment during the past five years, they nonetheless continued to work as described in their respective biographies. Please refer to, for example, Ms. Conrad’s and Mr. McCormack’s private and/or public Board positions. Accordingly, Starboard confirms that Ms. Conrad’s and Mr. McCormack’s biographies cover their business experiences during the past five years and does not believe there are any revisions to be made to their respective biographies.

*     *     *

July 1, 2021

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan Reda

Meagan Reda

cc:	Andrew Freedman, Olshan Frome Wolosky LLP Peter A. Feld, Starboard Value LP